United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                   TO

COMMISSION FILE NUMBER: 001-35092

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXACT SCIENCES CORPORATION 401(K) PLAN

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXACT SCIENCES CORPORATION

441 CHARMANY DRIVE

MADISON, WI 53719

EXACT SCIENCES CORPORATION 401(K) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Exact Sciences Corporation 401(k) Plan

Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Exact Sciences Corporation 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Madison, Wisconsin

June 28, 2016

EXACT SCIENCES CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
Assets
Investments at fair value
Mutual funds	$8,970,821	$725,268
Pooled separate accounts	—	4,328,696
Common collective trust	93,900	64,025
Exact Sciences Corporation common stock	1,712,067	4,387,389
Total investments at fair value	10,776,788	9,505,378
Employer matching contribution receivable	2,147,985	1,043,406
Participant contributions receivable	103,029	—
Total assets	13,027,802	10,548,784

Liabilities	—	—

Net assets available for benefits	$13,027,802	$10,548,784

See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

2015
Additions
Investment income (loss)
Interest and dividend income	$385,757
Net realized and unrealized (depreciation) in fair value of investments	(3,704,859)
Total investment income (loss)	(3,319,102)

Contributions
Participants	3,188,606
Employer	1,769,565
Rollovers	1,402,998
Total contributions	6,361,169
Total additions	3,042,067

Deductions
Benefits paid directly to participants	558,030
Administrative expenses	5,019
Total deductions	563,049
Net increase	2,479,018

Net assets available for benefits, beginning of year	10,548,784
Net assets available for benefits, end of year	$13,027,802

See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Exact Sciences Corporation 401(k) Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by Exact Sciences Corporation (the “Company”) on January 1, 1998, and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 6% of employees’ eligible compensation within limits established by the Internal Revenue Code(“IRC”). The Plan extends coverage to each employee of Exact Sciences Corporation, except leased employees or nonresident aliens with no U.S. source income. The Plan has designated Exact Sciences Corporation as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and provisions of the IRC, as amended as it pertains to plans intended to qualify under IRC Section 401(a).

Plan Amendments

The Plan changed trustees from Principal Trust Company (“Principal”) to Fidelity Management Trust Company (“Fidelity”) on September 1, 2015. As a result, all of the investment options were changed. Investment options at Principal were reviewed and mapped to similar investment options at Fidelity. The Plan also adopted a new plan document, which is a prototype plan document provided by Fidelity.

Contributions

Plan participants are permitted to make contributions in specified flat dollar amounts or specified percentages of their annual eligible compensation, subject to certain additional limitations for highly compensated employees as defined under the IRC. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time. The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch- up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $6,000 during 2015.

Exact Sciences Corporation may make matching contributions equal to 100% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation and within limits established by the Employee Retirement Income Security Act of 1974. Matching contributions are made in Exact Sciences Corporation common stock and are made once a year following the plan year.

Participants’ Accounts

Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of their elective contributions credited to their account into one or more of the investment choices which have been made available to them. Matching contributions are made in Exact Sciences Corporation common stock but the participant has the option to redirect the investment of the matching contributions credited to their account into one or more of the investment choices which have been made available to them. Voting rights are retained by the participants holding the Company’s common stock. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually enrolls in the T. Rowe Price Retirement Accounts and the investment results directly affect the participant’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s tax qualified plan).

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions) occurs after the participant’s period of service reaches one year. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the Plan’s normal retirement age of sixty-five, in the event of death, or if the participant incurs a disability that is considered to be total and permanent.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the portion of the matching contributions credited to his or her account that has vested in accordance with the Plan’s vesting schedule and forfeits the non-vested balance. If a terminated participant resumes employment with the employer within five years subsequent to the termination date, the forfeited amount may be restored to their matching contribution account. For the year ended December 31, 2015, $10,231 was forfeited from participants’ non-vested accounts and used to pay permissible Plan expenses.

Payment of Benefits

Benefits are generally payable following a participant’s termination of employment, death or disability. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon demonstration of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

Administrative Expenses

A portion of the Plan’s administrative expenses, primarily comprised of the costs related to printing and mailing communications to participants, and audit and legal fees, are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements

The following new accounting standards were adopted during 2015 and the effect of such adoption has been reflected in the Notes to Financial Statements.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, “Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent).” ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 requires retrospective adoption and is effective for the Plan beginning January 1, 2016, with early adoption permitted. The Plan’s management believes this new standard simplifies disclosures related to investments and has elected to early adopt this ASU for 2015.

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” Part I eliminates the requirements to measure the fair value of fully-benefit responsive investment contracts (FBRICs) and provide certain disclosures. Contract value is the relevant measure for FBRICs. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value of general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III establishes a practical expedient to permit plans to measure investments and investment-related accounts as of a month end date that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month end. Part III is not applicable to the Plan. ASU 2015-12 requires retrospective adoption and is effective for the Plan beginning December 15, 2015, with early adoption permitted. The Plan’s management believes this new standard simplifies disclosures related to investments and has elected to early adopt Parts I and II for 2015.

Risks and Uncertainties

The Plan invests in various investment securities including mutual funds, pooled separate accounts, common collective trust and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The following provides a description of the three levels of input that may be used to measure fair value under Accounting Standards Codification 820, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 — Quoted prices available in active markets for identical assets or liabilities;

Level 2 — Inputs other than Level 1 inputs that are directly or indirectly observable;

Level 3 — Unobservable inputs in which little or no market data exists

The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy as of December 31, 2015 and 2014:

	Fair Value Measurement at December 31, 2015 Using:
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
Description	(Level 1)	(Level 2)	(Level 3)	December 31, 2015

Mutual funds	$8,970,821	$—	$—	$8,970,821
Exact Sciences Corporation common stock	1,712,067	—	—	1,712,067
Total investments at fair value	$10,682,888	$—	$—	$10,682,888
Total investments at net asset value*				93,900
Investments, at fair value				$10,776,788

	Fair Value Measurement at December 31, 2014 Using:
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
Description	(Level 1)	(Level 2)	(Level 3)	December 31, 2014

Mutual funds	$725,268	$—	$—	$725,268
Pooled separate accounts	—	4,328,696	—	4,328,696
Exact Sciences Corporation common stock	4,387,389	—	—	4,387,389
Total investments at fair value	$5,112,657	$4,328,696	$—	$9,441,353
Total investments at net asset value*				64,025
Investments, at fair value				$9,505,378

*                 The investment in the common collective trust is measured at fair value using the net asset value per share (or its equivalent) practical expedient has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan determined that there were no significant transfers between Level 1 and Level 2 investments for the years ended December 31, 2015 and 2014.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

The following are descriptions of the composition and valuation of Plan assets measured at fair value:

Mutual Funds — Mutual funds consist of publicly traded funds of registered investment companies. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded in an active market.

Pooled Separate Accounts - Pooled separate accounts (“PSAs”) are valued at estimated fair values determined by the trustee, which represent the net asset value of units held by the Plan at the end of the year. The net asset value of a PSA is based on the fair value of its underlying investments and is not a publicly-quoted price in an active market. Prices are validated through an investment analyst review process including direct interaction with external sources or review of recent trade activity. As of December 31, 2014, there are no unfunded commitments related to the PSAs. The PSAs may be redeemed on a daily basis with no redemption restrictions. As of December 31, 2015, the Plan held no PSAs.

Common Collective Trust - Valued at the net asset value (NAV) of the units held by the Plan which are based on the quoted market prices of the underlying securities of the funds. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Exact Sciences Corporation Stock - The Exact Sciences Corporation common stock contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price. As a result, the fair value of the stock is classified in its entirety as Level 1 within the valuation hierarchy.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefits

Benefits are recorded when paid.

Party-in-Interest Transactions

Some of the registered investment companies the Currently Plan invests in are managed by affiliates of the Fidelity Management Trust Company or Principal Life Insurance Company. Fidelity Management Trust Company acts as trustee for investments of the Plan. Prior to September 1, 2015 the Principal Trust Company acted as trustee for investments of the Plan. The Plan also invests in shares of Exact Sciences Corporation common stock. Therefore, Plan transactions involving these investment securities qualify as party- in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA.

Concentration of Investments

Included in investments at December 31, 2015 and 2014 are shares of the Company’s common stock amounting to $1,712,067 and $4,387,389, respectively. This investment represents 16% and 46% of total investments at December 31, 2015 and 2014, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.    Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in 2015, as follows:

Description	2015
Mutual funds	$(190,972)
Pooled separate accounts	(196,048)
Common collective trust	625
Exact Sciences Corporation common stock	(3,318,464)
Total	$(3,704,859)

4.    Income Tax Status

The Plan has adopted the Fidelity Volume Submitter Profit Sharing Plan with CODA prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable determination letter from the Internal Revenue Service (“IRS”) on March 31, 2014, stating that the Plan is qualified, under the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed, and being operated in, compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has analyzed the tax positions taken and concluded that, as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

5.    Trustee and Custodian

The funds of the Plan are maintained under a Trust with the Fidelity Management Trust Company as Trustee. The duties and authority of the Trustee are

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

defined in the related Trust Agreement.

The Custodian of the Plan for the period January 1, 2015 through August 31, 2015 and year ended December 31, 2014 was Principal Trust Company. On September 1, 2015 the Custodian of the Plan was changed to Fidelity Management Trust Company. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.

6.    Termination

Although it has not expressed any intent to do so, Exact Sciences Corporation has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.

7. Voluntary Compliance Program

During the year ended December 31, 2014, the Company identified certain computational errors and inconsistencies between the Plan document and the administrative practices of the Company related to employer matching contributions. The Company took remedial actions under the Department of Labor Voluntary Compliance Program to correct the matters through a retroactive amendment to the Plan. The potential corrective employer matching contribution to participant accounts, including lost earnings, was quantified by the Company and recorded as an employer matching contribution receivable at December 31, 2014 of $207,432 in the statements of net assets available for benefits. The IRS subsequently determined that no additional employer matching contribution was required based on the response the Plan received as part of the Department of Labor Voluntary Compliance Program and the receivable was reversed during 2015.

See accompanying notes to the financial statements.

Exact Sciences Corporation 401(k) Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2015

EIN 02-0478229

Plan # 001

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value

	Mutual funds
*	Fidelity Investments	FA Large Cap A	**	$4,140
*	Fidelity Investments	FA Total Bond A	**	95,965
*	Fidelity Investments	FA Small Cap Gr A	**	106,757
*	Fidelity Investments	Sptn Tot Mkt Idx Adv	**	763,823
*	Fidelity Investments	FA Real Estate Inc A	**	146,023
*	Fidelity Investments	Sptn US Bond Idx Adv	**	11,522
*	Fidelity Investments	Sptn Mid Cap Idx Adv	**	323,391
*	Fidelity Investments	Sptn Sm Cap Idx Adv	**	336,905
	Goldman Sachs Asset Management	GS Emerg Mkts EQ A	**	342,754
	Franklin Templeton Investments	Fkln Real Return A	**	49,122
	Federated Investors, Inc.	Fed High Yield TR SS	**	127,469
	BlackRock	Blkrk Global Alloc A	**	29,932
	Putnam Investments	Putn US Govt Inc A	**	24,509
	Invesco	Invs Comstock A	**	194,766
	ClearBridge	CBA AGG GR A	**	320,744
	Columbia Threadneedle Investments	Columbia Mdcap Val A	**	382,554
	Lord Abbett	LA Intl Opps A	**	147,857
	The Hartford	Hartford Midcap R4	**	199,610
	T. Rowe Price	TRP Retire 2010 R	**	316
	T. Rowe Price	TRP Retire 2015 R	**	12,858
	T. Rowe Price	TRP Retire 2020 R	**	305,763
	T. Rowe Price	TRP Retire 2025 R	**	401,592
	T. Rowe Price	TRP Retire 2030 R	**	1,056,052
	T. Rowe Price	TRP Retire 2035 R	**	746,091
	T. Rowe Price	TRP Retire 2040 R	**	1,294,297
	T. Rowe Price	TRP Retire 2045 R	**	607,184
	T. Rowe Price	TRP Retire 2050 R	**	392,931
	T. Rowe Price	TRP Retire 2055 R	**	163,069
	T. Rowe Price	TRP Retire Bal R	**	56,624
	T. Rowe Price	TRP Retire 2060 R	**	17,638
	J.P. Morgan Asset Management	UM Behavioral Val A	**	45,438
	Federated Investors, Inc.	Fed Intl Leaders A	**	263,125

	Common collective trust
*	Fidelity Management Trust Company	FA Stable Value	**	93,900

	Company stock
*	Exact Sciences Corporation Common Stock	Company stock	**	1,712,067

	Total			$10,776,788

* Party-in-interest to the Plan

** Participant directed investment, cost not required to be reported.

See accompanying notes to the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Exact Sciences Corporation 401(k) Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

EXACT SCIENCES CORPORATION 401(K) PLAN

EXACT SCIENCES CORPORATION, Plan Administrator

By:	/s/ John K. Bakewell
John K. Bakewell
Chief Financial Officer

Date: June 28, 2016

EXHIBIT INDEX

Exhibit Index
No.	Description

23.1	Consent of Independent Registered Public Accounting Firm